September 20, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

RE:	AMMO, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 30, 2019
File No. 333-226087

Dear Sir or Madam,

Please accept this in response to your letter dated September 12, 2019, referencing the File Number as listed above. As required by your letter, we have made the necessary changes to our registration statement as filed on Form S-1/A and have included below a summary of our action items, and revisions to noted disclosures.

Form S-1/A filed August 30, 2019

General

1.	We note your response to prior comment 5. Please provide risk factor disclosure clearly describing any risks or other impacts that your forum selection provision will have on investors, including but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that that they find favorable. In addition, clearly state that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable.

RESPONSE: We have revised the document to include the following risk factor disclosure:

“Our certification of incorporation designates the Court of Chancery in the State of Delaware as the sole and exclusive forum for actions or proceedings that may be initiated by our stockholders, which could discourage claims or limit shareholders’ ability to make a claim against the Company, our directors, officers, and employees.

Our Amended and Restated Certificate of Incorporation states that unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) an action asserting a claim of break of fiduciary duty owed by any direction, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers, or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act. The exclusive forum provision may discourage claims or limit shareholders’ ability to submit claims in a judicial forum that they find favorable and may create additional costs as a result. If a court were to determine the exclusive forum provision to be inapplicable and unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations.”

Other

Please note that a Request for Acceleration of Effectiveness for this Registration Statement on Form S-1, as amended was filed by the Company on December 28, 2018.

Very Truly Yours,

AMMO, INC.

/s/ Fred W. Wagenhals
Fred Wagenhals
Chief Executive Officer